Exhibit 99.1

NLS Pharmaceutics Expands CNS Pipeline With AEX-6xx Series Developed by Aexon Labs

●	DOXA Platform Expansion Strengthens Cognitive, Arousal, and Neuroprotective Programs

●	Supported by Solid Cash Position and Strategic Funding Outlook

Zurich, Switzerland – October 30, 2025 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS”), a Swiss clinical-stage biopharmaceutical company focused on central nervous system and neurodegenerative disorders, and Aexon Labs, a biotechnology company advancing next-generation central nervous system (“CNS”) therapeutics, today announced the expansion of their DOXA platform with the AEX-6xx series, a new generation of small molecules targeting arousal stability, cognition, and neuroprotection. AEX-635, one of the lead DOXA compounds, also modulates Multidrug Resistance-Associated Protein 1 (“MRP1”), offering a synergistic approach to potentially enhance neuroprotective effects and improve CNS drug bioavailability, especially in oxidative stress-driven conditions such as Parkinson’s disease and gliopathies.

“The AEX-6xx program significantly extends the translational scope of the DOXA platform,” said Dr. Eric Konofal, Founder and Chief Scientific Officer at Aexon Labs and NLS. “We are encouraged by the robust behavioral and cellular data and are preparing for investigational new drug (IND)-enabling studies with strong scientific momentum.”

Built on a novel class of dihydroquinazoline and dihydrobenzothiazine derivatives, DOXA integrates dual orexin receptor agonism (OX1R/OX2R) with cathepsin H (CTSH) inhibition, addressing core pathways underlying sleep-wake regulation, motivation, and neuronal resilience.

“This platform expansion positions NLS and Aexon Labs at the forefront of multi-target CNS innovation,” said Alexander Zwyer, Chief Executive Officer of NLS Pharmaceutics. “The DOXA series perfectly aligns with the broader mission of NewCelX, the combined company that will follow upon the completion of the merger of NLS and Kadimastem Ltd. (“Kadimastem”), to unite neuroscience and cell therapy innovation, creating transformative solutions for complex neurological and metabolic disorders.”

Ronen Twito, Executive Chairman and Chief Executive Officer of Kadimastem, added, “This development demonstrates the value creation of NewCelX, which captures the combined strengths of the NLS and Kadimastem platforms and positions the combined company with a robust and promising pipeline.”

Financial Strength and Strategic Outlook

Over the past several months, NLS raised approximately $7 million in equity financing as part of the merger and also secured a $25 million equity line of credit agreement (“ELOC”), bolstering its cash position. These financings, together with ongoing licensing discussions across its assets, NLS and Kadimastem believe that NewCelX will be well-capitalized to fund operations for at least the next 12 months.

The committed ELOC is in place to support upcoming clinical programs, which the company intends to utilize prudently and strategically.

Preclinical Highlights of DOXA Platform

●	Up to 80% reduction in cataplexy and >70% increase in wakefulness in orexin knockout narcolepsy models (e.g. AEX-41 and AEX-2)

●	With sustained efficacy demonstrated and without evidence of orexin receptors desensitization

●	Robust neuroprotective activity under α-synuclein-induced stress (e.g. AEX-23), including potential MRP1-mediated neuroprotection (e.g. AEX-635) and improved blood-brain barrier (“BBB”) penetration, supporting further evaluation in models of neuronal degeneration

Lead development indications include:

●	Type 1 Narcolepsy (NT1) and Idiopathic Hypersomnia

●	ADHD and learning disorders with arousal dysregulation

●	Neurodegenerative diseases, including synucleinopathies and Huntington’s disease

Intellectual Property

The AEX-6xx series is protected under international patent applications WO2024141660 and WO2024115797, now advancing through national phases in the US, EU, Japan, Canada, Israel, and Australia.

Strategic Next Steps

NLS and Aexon Labs are preparing preclinical partnering and co-development discussions for Q4 2025. The companies also plan to launch a unified brand identity under NewCelX Ltd., including a new website, social media presence, and vision video emphasizing the company’s cross-continental model:

Ronen Twito, Executive Chairman and Chief Executive Officer of Kadimastem & Alexander Zwyer, Chief Executive Officer of NLS Pharmaceutics

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics (Nasdaq: NLSP) is a Swiss biopharmaceutical company developing therapies for CNS and neurodegenerative disorders. Following its merger with Kadimastem Ltd., NLS will operate as NewCelX Ltd., a bi-continental biotech platform integrating Israeli innovation listed on Nasdaq under the symbol ”NCEL”.

About Aexon Labs

Aexon Labs is a cutting-edge biotechnology company specializing in intelligente drug discovery and computational chemistry to develop next-generation therapeutics for sleep disorders, neurodegenerative diseases, and metabolic dysfunctions. Leveraging advanced molecular modeling and multi-target drug design, Aexon Labs is at the forefront of innovative compound development, integrating dual orexin receptor activation, neuroinflammation modulation, and mitochondrial regulation.

With a strong focus on translational research, Aexon Labs is dedicated to pioneering first-in-class therapies, including its non-sulfonamide dual orexin receptor agonist (DOXA) platform, designed to restore sleep-wake balance, enhance neuroprotection, and improve metabolic homeostasis.

For more information, visit www.aexonlabs.com.

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the potential benefits of the AEX-6xx program, potential partnering and co-development, the expected closing of the merger, and their expectations with respect to NewCelX’s value creation, pipeline, capitalization and ability to fund operations. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the remaining closing conditions related to the merger agreement; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the completion of the proposed merger; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either or both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC, including under the heading “Risk Factors” in NLS’s proxy statement/prospectus, filed with the SEC on September 10, 2025.

Investor & Media Contacts

NLS Pharmaceutics Ltd. – InvestorRelations@nls-pharma.com
Aexon Labs – info@aexonlabs.com

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